UNITED STATES                  ---------------
                       SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                             Washington, D.C. 20549                   1-9690
                                                                 ---------------
                                   FORM 12b-25
                                                                 ---------------
                           NOTIFICATION OF LATE FILING            CUSIP NUMBER
                                                                    45950T119
                                                                 ---------------

(Check One):  [X] Form 10-K     [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

               For Period Ended:  December 31, 1997

               [ ] Transition Report on Form 10-K

               [ ] Transition Report on Form 20-F

               [ ] Transition Report on Form 11-K

               [ ] Transition Report on Form 10-Q

               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

  International FiberCom, Inc.
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Full Name of Registrant

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Former Name if Applicable

  3615 South 28th Street
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Address of Principal Executive Office (Street and Number)

  Phoenix, Arizona 85040
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the Subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                                                 (Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      Terry W. Beiriger                   602                    941-1900
------------------------------      ---------------      -----------------------
           (Name)                     (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          International FiberCom, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date     March 30, 1998                 By       /s/ Joseph P. Kealy
    ----------------------------------    --------------------------------------
                                                 Joseph P. Kealy

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing this form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                          INTERNATIONAL FIBERCOM, INC.

                                  ATTACHMENT TO
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                        FOR ANNUAL REPORT ON FORM 10-KSB
                     FOR THE PERIOD ENDING DECEMBER 31, 1997


CUSIP NO:      Common Stock 45950T119

PART III - NARRATIVE

                   The last day for the Company to timely file its Form 10-KSB for the fiscal year ended December 31, 1997 (the "Form 10-KSB"), without filing a Form 12b-25, is March 31, 1998.

         As of October 1997, the Company acquired Southern Communications Products, Inc., a Florida Corporation ("Southern") and Compass Communications, Inc., a Georgia corporation ("Compass"). The Form 10-KSB will be the first audited financial report of the Company containing financial results for Southern and Compass in the Company's consolidated financial statements. Because of difficulties in auditing and consolidating these two companies with the Company's financial results and the difficulty of accounting for the numerous equity transactions associated with the acquisition of these companies, the Company has been unavoidably delayed in filing the Form 10-KSB. The Company is currently working to finalize its consolidated financial statements.

         The Company believes that the audit of its financial statements will be finalized prior to April 14, 1998 and the Company will file its Form 10-KSB with the Securities and Exchange Commission no later than April 14, 1998, as determined by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended.

PART IV(3) - EXPLANATION OF CHANGES IN RESULTS OF OPERATIONS

         The Company's results of operations for the year ended December 31, 1997 differ significantly from those for the year ended December 31, 1996. Contract revenues are estimated to increase to approxiamtely $36,000,000 in 1997 from $19,195,069 in 1996. Gross profit is estimated to increase to approximately $10,000,000 in 1997 from $3,361,691 in 1996. General and administrative expenses are estimated to increase to approximately $8,000,000 in 1997 from $4,484,600 in 1996. Net income is estimated to increase to approximately $2,000,000 in 1997from a loss of $4,059,921 in 1996. The foregoing figures for 1996 have been adjusted to reflect operations of Compass due to pooling of interest acquisition. The foregoing estimates represent the Company's good faith estimate of the results to be reported on the Form 10-KSB.

         The large difference in the results of operations for fiscal 1997 represents, in large part, the acquisition of three new subsidiaries Southern, Compass and Concepts in Communication, Inc., and an increase in the performance of the Company's existing subsidiary, Kleven Construction, Inc.